                                                   [Logo of Telecom New Zealand]
Media Release

26 February 2002

                       SECURITIES COMMISSION FINDS TELECOM
                           HAS NOTHING TO ANSWER FOR

Telecom today welcomed the New Zealand Securities Commission's finding that Telecom's accounting treatment of capacity sales in its half-year announcement is entirely consistent with New Zealand accounting standards.

Chief Financial Officer Marko Bogoievski said Telecom was always confident in the quality of its compliance, disclosure and commercial substance.

"Telecom prides itself on its comprehensive financial disclosure."

"We have always been committed to sound accounting practice."

For further information please contact:
Andrew Bristol, Telecom Media Relations
Phone 04 498-5594
Mobile 025 244 4932